December 13, 2007

Mail Stop 4561

Mr. Walt Tatum
Acting Chief Financial Officer
Rhino Outdoor International, Inc.
1191 Center Point Drive
Henderson, NV 89704

Re: Rhino Outdoor International, Inc.
        Form 10-KSB for the year ended December 31, 2006
        Form 10-QSB for the quarter ended March 31, 2007
        File No. 333-62690

Dear Mr. Tatum:

        We have reviewed your response letter dated December 12, 2007 and have the following additional comments. As previously stated, these comments require amendment to the referenced filings previously filed with the Commission**.**

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2006

Controls and Procedures, page 9

1.   We have read your response to prior comment 3 and note that you will make disclosures in the amended reports reflecting your belief that your disclosure controls and procedures are adequate. Please advise us whether your certifying officers have reached a conclusion that your disclosure controls and procedures are *effective*. If you still maintain that your disclosure controls and procedures were operating effectively as of December 31, 2006, revise to disclose in reasonable detail the basis for your conclusion that the company's disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report. Please make conforming changes to the relevant Forms 10-QSB amendments.

                                *   *   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Wilson Lee, Staff Accountant at (202) 551-3468 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant